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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13E-3

RULE 13E-3 TRANSACTION STATEMENT UNDER SECTION 13(e)
OF THE SECURITIES EXCHANGE ACT OF 1934
(AMENDMENT NO. 4)

PDS GAMING CORPORATION
(Name of the Issuer)

PDS Gaming Corporation PDS Holding Co., Inc. PDS Acquisition Sub, LLC	Johan P. Finley Lona M. B. Finley Peter D. Cleary
(Names of Persons Filing Statement)

Common Stock, $.01 par value
(Title of Class of Securities)

69329T105
(CUSIP Number of Class of Securities)

Johan P. Finley
PDS Gaming Corporation
6171 McLeod Drive
Las Vegas, Nevada 89120
(702) 736-0700
(Name, Address, and Telephone Number of Person Authorized to Receive Notices
and Communications on Behalf of Persons Filing Statement)

Copies to:

Bryan Cave LLP Brian A. Sullivan, Esq. 120 Broadway Suite 300 Santa Monica, California 90401 (310) 576-2100	Dorsey & Whitney LLP Kathleen Prudhomme, Esq. 50 South Sixth Street Suite 1500 Minneapolis, Minnesota 55402 (612) 340-2600

This statement is filed in connection with (check the appropriate box):

a.
☒ The filing of solicitation materials or an information statement subject to Regulation 14A (ss.ss.240.14a-1 through 240.14b-2), Regulation 14C (ss.ss.240.14c-1 through 240.14c-101) or Rule 13e-3(c) (ss.240.13e-3(c)) under the Securities Exchange Act of 1934 (the "Act").

b.
☐ The filing of a registration statement under the Securities Act of 1933.

c.
☐ A tender offer.

d.
☐ None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐

Check the following box if the filing is a final amendment reporting the results of the transaction: ☒

Calculation of Filing Fee

Transaction valuation*	Amount of filing fee**
$7,549,145	$956.48
*
For purposes of calculating the filing fee only, the transaction value was based upon the sum of (a) the product of 2,710,550 common shares and the total cash merger consideration of $2.75 per share, and (b) the difference between (i) the product of $2.61 and the 155,700 common shares subject to outstanding stock options for which the exercise price per share is less than $2.61 and (ii) the product of the weighted average exercise price per share of such stock options and the number of such shares.

**
In accordance with Section 13(e)(3) of the Act, the filing fee was determined by multiplying the transaction valuation by .0001267.

☒
Check the box if any part of the fee is offset as provided by ss.240.0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid	$956.48
Form or Registration No.:	Schedule 13E-3-Rule 13E-3 Transaction Statement
Filing Party:	PDS Gaming Corporation
Date Filed:	June 10, 2004

INTRODUCTION

        This Amendment No. 4 to Rule 13e-3 Transaction Statement on Schedule 13E-3 (the "Final Schedule 13E-3") is being filed by PDS Gaming Corporation, a Minnesota corporation (the "Company") and the issuer of the equity securities which are the subject of a Rule 13e-3 transaction, PDS Holding Co., Inc., a Nevada corporation ("PDSH"), PDS Acquisition Sub, LLC, a Nevada limited liability company wholly owned by PDSH ("PDSA"), Johan P. Finley, Lona M. B. Finley and Peter D. Cleary (collectively, the "Filing Parties"). This Final Schedule 13E-3 relates to the Agreement and Plan of Merger, dated as of April 14, 2004 (the "Merger Agreement"), by and among the Company, PDSH and PDSA, and the merger of PDSA with and into the Company, with the Company as the surviving corporation, contemplated thereby (the "Merger"). This Final Schedule 13E-3 amends and supplements the Rule 13E-3 Transaction Statement on Schedule 13E-3 (as amended by Amendments Nos. 1, 2 and 3 thereto) filed by the Filing Parties (the "Transaction Statement").

        The purpose of this Final Schedule 13E-3 is to report, pursuant to Rule 13e-3(d)(3) promulgated under the Act, that the Merger Agreement and the Merger have been approved by the Company's shareholders at a special meeting of the shareholders held on September 23, 2004, the other conditions to the consummation of the Merger, as set forth in the Merger Agreement, have been satisfied or waived, and PDSA has merged with and into the Company, with the Company continuing as the surviving corporation, as of 5:00 p.m. (Central Daylight Savings Time) on October 22, 2004.

        As a result of the Merger, (a) each outstanding share of the Company's common stock, $.01 par value per share (the "Common Stock"), other than shares held by PDSH or by shareholders who perfect their dissenters' rights under Minnesota law, has been converted into the right to receive, without interest, and less applicable withholding taxes, if any, (i) cash in the amount of $1.25, and (ii) a nontransferable deferred payment right representing the right to receive $0.50 (subject to a specified present value discount in the event of prepayment by the Company) on each of the first three anniversaries of the consummation of the Merger; and (b) each outstanding option to acquire a share of the Company's common stock having an exercise price less than $2.61 has been converted into the right to receive an amount equal to $2.61 minus the exercise price of said option. Pursuant to the Merger Agreement, all of the outstanding limited liability company membership interests in PDSA have been converted into one hundred (100) newly issued shares of the Common Stock.

        The Company filed with the Securities and Exchange Commission on August 24, 2004 a definitive proxy statement under Regulation 14A of the Act relating to the special meeting of shareholders of the Company at which the shareholders voted to approve and adopt the Merger Agreement and the transactions contemplated thereby.

        Except as modified by this Final Schedule 13E-3, all information in the Transaction Statement remains unchanged. All information contained in this Final Schedule 13E-3 relating to a particular person filing hereunder has been provided by such individual or entity for inclusion herein.

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SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

PDS GAMING CORPORATION
By:	/s/ JOHAN P. FINLEY (Signature)
Johan P. Finley, Chairman and Chief Executive Officer (Name and title)
October 22, 2004 (Date)
PDS HOLDING CO., INC.
By:	/s/ JOHAN P. FINLEY (Signature)
Johan P. Finley, Chairman and Chief Executive Officer (Name and title)
October 22, 2004 (Date)

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PDS ACQUISITION SUB, LLC
By:	/s/ JOHAN P. FINLEY (Signature)
Johan P. Finley, Manager (Name and title)
October 22, 2004 (Date)
By:	/s/ JOHAN P. FINLEY (Signature)
Johan P. Finley, Individually (Name and title)
October 22, 2004 (Date)
By:	/s/ LONA M. B. FINLEY (Signature)
Lona M. B. Finley, Individually (Name and title)
October 22, 2004 (Date)
By:	/s/ PETER D. CLEARY (Signature)
Peter D. Cleary, Individually (Name and title)
October 22, 2004 (Date)

        Instruction to Signature: The statement must be signed by the filing person or that person's authorized representative. If the statement is signed on behalf of a person by an authorized representative (other than an executive officer of a corporation or general partner of a partnership), evidence of the representative's authority to sign on behalf of the person must be filed with the statement. The name and any title of each person who signs the statement must be typed or printed beneath the signature. See ss.240.12b-11 with respect to signature requirements.

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INTRODUCTION
SIGNATURE